Steinhoff International Holdings Ltd

02 November 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 – 0302
Mail Stop 3-2
United States of America

Dear Sirs

STEINHOFF INTERNATIONAL HOLDINGS LIMITED :
EXEMPTION PURSUANT TO RULE 12g3-2(b) OF THE US SECURITIES EXCHANGE ACT OF 1934 : EXEMPTION NUMBER 82-34772

Enclosed please find copies of public announcements in respect of :

1. Dealing in Securities by Directors (31 October 2007);

made through the news service of the JSE Limited for your records.

Trusting that you find the above in order.

Yours faithfully

STEINHOFF INTERNATIONAL GROUP SERVICES
PER : PIET FERREIRA
DIRECTOR : M&A's AND CORPORATE ADVISORY SERVICES

dw 11/27

28, 6TH STREET, WYNBERG, SANDTON, 2090, RSA. P.O. BOX 1955, BRAMLEY, 2018, RSA. TEL: +27 (0)11 445-3000, FAX: +27 (0)11 445-3094/9/135.
Directors: B.E. Steinhoff* (chairman), M.J. Jooste (chief executive officer), D.E. Ackerman', C.E. Daun*', K.J. Grove, D. Konar', J.F. Mouton',
F.J. Nel (financial director), F.A. Sonn', I.M. Topping , D.M. van der Merwe, J.H.N. van der Merwe (chief financial officer), ('non-executive, British, *German).
Alternate Directors: J.N.S. du Plessis, H.J.K. Ferreira, S.J. Grobler, A Krüger - Steinhoff*'

Company Secretary: S.J. Grobler.

Steinhoff International Holdings Ltd, Registration No: 1998/003951/06
www.steinhoffinternational.com

SHF - Steinhoff - Dealing In Securities By Directo **31 Oct 2007**

SHF
SHF
SHF - Steinhoff - Dealing In Securities By Directors Of Material Subsidiaries
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
("Steinhoff")
Share Code: SHF & ISIN: ZAE000016176
DEALING IN SECURITIES BY DIRECTORS OF MATERIAL SUBSIDIARIES
In terms of paragraph 3.63 of the Listing Requirements of the JSE Limited, shareholders are advised:
Exercise of rights under Incentive Scheme
The following directors of material subsidiaries have beneficially directly and/or indirectly purchased the number of ordinary shares in Steinhoff indicated below, on 30 October 2007, at the average prices indicated below, in terms of which the directors exercised their rights under the Steinhoff Share Incentive Scheme:
Director of material subsidiary - Shares - Average Price cents per share - Consideration
Hein Odendaal - 41 200 at an average price of 536.44 cps - R221 012,13
Frans Pertus Human - 16 000 at an average price of 532.18 cps - R85 149,24
Clearance has been granted on 1 October 2007 in terms of Paragraph 3.66 of the Listing Requirements.
SPONSOR: PSG Capital Limited
Date: 31/10/2007 11:51:29 Produced by the JSE SENS Department.

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SHF
SHF
SHF - Steinhoff - Dealing In Securities By Directors
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
("Steinhoff")
Share Code: SHF & ISIN: ZAE000016176
DEALING IN SECURITIES BY DIRECTORS
In terms of paragraph 3.63 of the Listing Requirements of the JSE Limited, shareholders are advised:

COMPANY	Steinhoff International Holdings Ltd
NAME	Johannes Fredericus Mouton
STATUS	Non-Executive Director
TYPE OF SECURITIES	Ordinary shares
DATE OF TRANSACTION	29 October 2007
CENTS PER SHARE	1977
NUMBER OF SECURITIES TRANSACTED	1 000 000 Ordinary shares purchased
TOTAL RAND VALUE OF SECURITIES	19 770 000,00
NATURE OF TRANSACTION	Exercise of rights to purchase shares under single stock future contracts
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION	Indirect Beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66	Yes
DATE OF CONFIRMATION	26 October 2007

Note:
Single Stock Future Contracts (SSF) in respect of Steinhoff ordinary shares were acquired in June 2007 and the director concerned has now taken transfer of the underlying 1 000 000 shares which were the subject matter of such SSF.
SPONSOR: PSG Capital Limited
Date: 31/10/2007 11:50:04 Produced by the JSE SENS Department.

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